UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Provisional Earnings in Separate Financial Statements Base

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

(In trillions of KRW)

		Q1 2026	Q4 2025	Changes over Q4 2025	Q1 2025	Changes over Q1 2025
Revenue	Amount	8.94	8.30	7.7%	8.97	-0.4%
	Yearly Amount	8.94	—	—	8.97	—
Operating Profit	Amount	0.21	0.34	-36.6%	0.35	-38.4%
	Yearly Amount	0.21	—	—	0.35	—
Profit before Income Tax	Amount	0.24	0.22	10.6%	0.29	-14.3%
	Yearly Amount	0.24	—	—	0.29	—
Profit	Amount	0.18	0.23	-20.9%	0.22	-18.2%
	Yearly Amount	0.18	—	—	0.22	—

*  The above earnings information is composed based on K-IFRS (Korean International Financial Reporting Standards) and the independent auditors’ review is not finished. Therefore, the earnings information may change in the review process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: April 30, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young-Ah
Title: Executive Vice President